EXHIBIT 12.2
PRO FORMA COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

Pro Forma
Fiscal Year Ended
May 25, 2003
Fixed Charges as defined:
Interest expense	$69,822
Capitalized expense	111
One third of non-cancelable lease rent	4,863

Total fixed charges (A)	74,797

Earnings as defined:
Pretax income	91,930
Add fixed charges	74,797
Less capitalized interest	(111)

Earnings and fixed charges (B)	$166,616

Ratio of earnings to fixed charges (B/A)	2.23